SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of  November, 2008

Commission File Number: 001-14475

TELESP HOLDING COMPANY

(Translation of registrant's name into English)

Rua Martiniano de Carvalho, 851 - 21 andar

São Paulo, S.P.

Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒          Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes            No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes            No  ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

TELESP HOLDING COMPANY

TABLE OF CONTENTS

Item
1.	Press Release entitled "Telecomunicações de São Paulo S.A. - Telesp - Minute of the 29th Extraordinary General's Meeting" dated on November 11, 2008.

November 11, 2008 (15 pages)
For more information, please contact:
Norair Carmo Ferreira
Telesp, São Paulo, Brazil
Tel.: (55-11) 3549-7200
Fax: (55-11) 3549-7202
E-mail: ri.telefonicabr@telefonica.com.br
URL: www.telefonica.com.br

(São Paulo, Brazil – November 11, 2008) Telecomunicações de São Paulo S/A – TELESP (NYSE: TSP; BOVESPA: TLPP) hereby informs its shareholders about resolutions taken on its Extraordinary General Meeting.

1. Date, Time and Venue: November 11 (eleven), 2008, at 2:00 p.m., in the Company’s headquarter, located at Rua Martiniano de Carvalho, nº 851 - 15th floor – room 06, Bela Vista neighborhood, in the capital of São Paulo state.

2. Call notice: Public notice published in the “Diário Oficial do Estado de São Paulo”, on October 24, 25 and 29, 2008 editions, pages 05, 15 and 17 and in the newspaper “Gazeta Mercantil”, on October 24, 27, and 28, 2008 editions, pages A11, A5 and A7, respectively.

3. Agenda:

I – Confirmation of nomination and hiring of the specialized company Hirashima & Associados Ltda., in charge by the Company’s administration to prepare the valuation of Telefônica Data do Brasil Participações Ltda. (“DABR”) and Telefônica Televisão Participações S.A. (“TTP”), aiming their Merger by Telesp (“Mergers”), as disclosed at the relevant fact on October 21, 2008, published at the newspapers “Diário Oficial do Estado” and at “Gazeta Mercantil” on October 22, 2008.

II – To examine and to deliberate the appraisal reports prepared by the specialized company mentioned on the item (I) above, that comprise attachments, respectively, of the Merger Protocol and the Justification Instrument between Telecomunicações de São Paulo S.A. – TELESP and DABR and the Merger Protocol and the Justification Instrument between Telecomunicações de São Paulo S.A. – TELESP and TTP (“Protocols”).

III – To examine and to deliberate the Protocols mentioned on the item (II) above, as well as the approval of DABR and TTP Mergers by Telesp with the version of the shareholders’ equity of the Merged companies to Telesp (Acquirer).

IV – To deliberate about the Company’s capital increase as a result of the DABR Merger, with a consequent change in the caput of article 5 of the Bylaws, as well as the Company’s Bylaws consolidation.

4. Attendance: Company’s shareholders, representing 85.74% of the voting capital, in accordance to records and signatures of the attendance book # 002, sheets 21 – front to 23 – front, verifying the legal quorum for instatement and resolutions. There were also registered the attendance of the Company’s Manager, Mr. Gilmar Roberto Pereira Camurra, Director of Finance and Investor Relations; the member of the Audit Committee, Mr. Flávio Stamm; and the representative of the independent company Hirashima & Associates Ltda., Sr Taiki Hirashima.

5. Board: Gilmar Roberto Pereira Camurra – Chairman and Angeles Pilar Vicent Candame – Secretary.

6. Clarification: The Shareholders Meeting’s Chairman stated that:

I – In accordance to the Telesp’s Relevant Fact, published on October 22, 2008, TELESP’s Board of Directors decided to forward to the General Shareholders’s Meeting the propose of Telefônica Data do Brasil Participações Ltda. (“DABR”) and Telefônica Televisão Participações S.A. (“TTP”) Mergers.

II – The Company’s Fiscal Committee issued the Opinion # 02/2008, favorably to the instatement of the operation under propose.

III – All documents related to the proposed Mergers were available to the Company’s shareholders since the publish of the Relevant Fact, in accordance to the applicable law.

7. Resolutions: The Agenda tasks were put under discussion and voting, been approved the following deliberations:

7.1 – Was approved and ratified, by unanimity of votes, the nomination and hiring, by the Company’s directors, of the specialized company Hirashima & Associados Ltda., simple limited society, with headquarter in the Capital of São Paulo, at Rua Florida, #1,758 cj. 11, under CNPJ/MF #005,215,691/0001-64, registered at the 9° Oficial de Registro Civil da Pessoa Jurídica under #7711, and at Conselho Regional de Contabilidade do Estado de São Paulo under CRC/SP #2SP022465/O-4 (“Hirashima”), to prepare the valuation of Telefônica Data do Brasil Participações Ltda. (“DABR”) and Telefônica Participações S.A. (“TTP”), aiming their Merger by Telesp and the elaboration of the respective Appraisal Reports.

7.2 – Were approved, by unanimity of votes, without any exception, the Equity Appraisal Reports based on accounting value (“Report” or “Reports”, as appropriate) of the Companies DABR and TTP, aiming its mergers by Telesp, these Reports are attached documents of the respective Merger Protocol and the Justification Instrument.

7.3 – The shareholders approved by unanimity of votes:

(I) The Merger Protocol and the Justification Instrument between Telecomunicações de São Paulo S.A. – TELESP and its wholly-owned subsidiary Telefônica Televisão Participações S.A. - “TTP” (“Protocol”), of October 17, 2008, that includes the terms and conditions of the Merger and become part of this minute as Annex 1. Thus, the Merger of TTP by TELESP was approved, transferring to Telesp the elements of assets and liabilities described on its Protocols and Appraisal Report. In accordance with the mentioned Protocol and Report, which terms and conditions were fully approved without any exception by the shareholders, the book value of TTP that will be transferred to TELESP is R$1,118,307,607.78 (one billion, one hundred eighteen million, three hundred seven thousand, six hundred seven reais and seventy eight cents). Considering that TTP is a wholly-owned subsidiary of TELESP, the stake of this further one on TTP’s social stock will be canceled and replaced, in the merging process, through the receive of its book value, not resulting in a capital increase or new stock issue of the Acquirer Company as a consequence of this merger. The approval of TTP’s merger by TELESP will extinguish the Merged Company.

(II) The Merger Protocol and the Justification Instrument between Telecomunicações de São Paulo S.A. – TELESP and Telefônica Data do Brasil Participações Ltda. – “DABR” (“Protocol”), of October 17, 2008, that includes the conditions of the Merger and become part of this minute as Annex 2. Thus, the Merger of DABR by TELESP was approved, with the transfer of all assets and liabilities items described in the Protocol and Appraisal Report to TELESP. In accordance to the Protocol and the Report, which content and conditions were fully approved by the shareholders without any exception, the total book value of DABR is R$229,467,506.26 (two hundred and twenty nine million, four hundred an sixty seven thousand, five hundred and six reais and twenty six cents), this value, besides other items, includes the stake of the Merged Company’s investment in the Acquirer Company (Telesp’s shares of the capital stock held by DABR) and its goodwill in the amount of R$229,185,611.33 (two hundred twenty nine million, one hundred eighty five thousand, six hundred eleven reais and thirty three cents), been also approved that (i) the mentioned stake will not result in the increase of Telesp’s capital as of the Merger; (ii) the aforesaid goodwill will make possible the application of the article 7 of CVM Instruction # 319/1999, as previewed in the Protocol; (iii) the shares of the TELESP’s capital stock (Acquirer Company) held by DABR (Merged Company) will be directly assigned to DABR’s major shareholder, SP Telecomunicações Participações Ltda., in replacement of its stake in DABR, (iv) the single stake of DABR’s capital stock held by its minority shareholder, Gustavo Fleishman, will be extinguished through the payment, in Brazilian currency, of its equity value to the mentioned shareholder, as a refund of the stake cancellation. The approval of DABR’s merger by TELESP will extinguish the Merged Company.

7.4 - As a consequence of DABR’s merger by Telesp was approved, by unanimity of votes, TELESP’s capital increase (Acquirer Company), in the amount of R$281,894.93 (two hundred and eighty one thousand, eight hundred and ninety four reais and ninety three cents), this amount matches the DABR’s book value stake that doesn’t represent stocks of the Acquirer Company’s capital stock (TELESP) held by the Merged Company and its goodwill. This capital increase, in accordance to the terms of its Merger Protocol, will happened without TELESP’s stock issue, increasing its subscribed and paid-in capital stock from the current amount of R$6,575,197,959.21 (six billion, five hundred seventy five million, one hundred ninety seven thousand, nine hundred fifty nine reais and twenty one cents) to R$6,575,479,854.14 (six billion, five hundred seventy five million, four hundred seventy nine thousand, eight hundred fifty four reais and fourteen cents), the number of shares will be held. As a consequence of the deliberated capital increase, the written of article 5’s caput of the Company’s Bylaws will be as follows: “The subscribed capital stock, which is fully paid-in is R$6,575,479,854.14 (six billion, five hundred seventy five million, four hundred and seventy nine thousand, eight hundred and fifty four reais and fourteen cents) divided in 506,237,272 (five hundred six million, two hundred thirty seven thousand and two hundred seventy two) shares, of which 168,819,870 (one hundred sixty eight million, eight hundred nineteen thousand and eight hundred seventy) common shares and 337,417,402 (three hundred thirty seven million, four hundred seventeen thousand and four hundred two) preferred shares, all of them book-entry, without par value.”

7.5 – Approved the TELESP’s consolidated Bylaws, containing the review of Article 5’s caput, in accordance to the item 7.4 above – Annex 3.

7.6 – Finally, the Company’s Directors were authorized to take the measures to conclude the mergers deliberated, been responsible for all communications, registers, equity transference registration, the update of any kind of register, including the fiscal ones, and everything else that is required.

8 – Closing: No further matters of the Agenda to discuss, the President closed the meeting, from which the present minutes were drawn up as a summary of events, according to the paragraph 1st of the article 130 of the Law 6404/76. After that, the present minute attached to the Company’s Bylaws duly consolidated, was read and understood as true representation of the matters, an than approved and signed by the participants. São Paulo, November 11, 2008.

Meeting’s Chairman Gilmar Roberto Pereira Camurra

Meeting’s Secretary Angeles Pilar Vicent Candame

SP Telecomunicações Participações Ltda.

Angeles Pilar Vicent Candame         Gilmar Roberto Pereira Camurra

Telefonica Internacional S.A.

p.p. Angeles Pilar Vicent Candame

Gilmar Roberto Pereira Camurra

Telefônica Data do Brasil Participações Ltda.

Angeles Pilar Vicent Candame

Continuing the signs’ sheet of the 29th Extraordinary General Meeting of

Telecomunicações de São Paulo S.A. – Telesp - held on November 11, 2008

Represented by Citibank N.A.

p.p. Daniel Alves Ferreira

The shareholders:

Vanguard FTSE All-World EX-US Index Fund, a series of Vanguard International Equity Index Funds

The Master Trust Bank of Japan, Ltd. RE: MTBC400035147

State Street Emerging Markets

Bell Atlantic Master Trust

Schwab Fundamental Emerging Markets Index Fund

State of California Public Employees Retirement System

Emerging Markets Core Equity Portfolio of DFA Investment Dimensions Group Inc.

Wilmington Multi-Manager International Fund

Emerging Markets Social Core Portfolio Of DFA Investment Dimensions Group Inc.

The Future Fund Board of Guardians

Represented by HSBC Corretora de Títulos e Valores Mobiliários S.A

p.p. Daniel Alves Ferreira

The shareholder Norges Bank

Leila Alves             Hirashima & Associados Ltda

                              p. Taiki Hirashima

Flávio Stamm

Audit Committee Member

Annex 3 BYLAWS

CHAPTER I – CHARACTERISTICS OF THE COMPANY

LEGAL RULING

Art. 1 – Telecomunicações de São Paulo S.A. - TELESP is a joint-stock company, led by the current bylaws and other applicable statutory devices, established for an indeterminate period of time.

CORPORATE PURPOSE

Art. 2 – The Company’s corporate purpose is:

a) Exploitation of telecommunication services; and

b) Development of substantial or useful activities to the accomplishment of these services, as agreed in the concessions, authorization and permissions that attorney in fact to the Company.

Sole Paragraph – In order to achieve its purpose, the Company may incorporate into its assets, properties and rights of third parties, as well as:

I - participate in the capital of other companies, in order to comply with the national telecommunication policy;

II - organize wholly owned subsidiaries to the accomplishment of activities set forth in its purpose and recommended their decentralization;

III - promote the import of services and goods required to the accomplishment of activities set forth in its purpose;

IV - render technical assistance services to companies of the telecommunication sector, carrying out activities of mutual interest;

V - carry out activities related to study and researchs, in order to develop the telecommunication sector;

VI - enter into agreement with other telecommunication companies or any individuals or entities, in order to ensure the services, without duty and responsibilities damages;

VII - carry out other related activities attributed to the Company by the National Telecommunication Agency – ANATEL; and

VIII - trade equipments and materials required or useful to exploitation of telecommunication services.

HEAD OFFICE

Art. 3 – The Company’s head Office is in the city of São Paulo – SP and may, by decision of the Executive Officers, create and extinguish branches, agencies and main branches, offices, departments and representations, in any part of the Brazilian territory or abroad.

CHAPTER II - CAPITAL STOCK

AUTHORIZED CAPITAL

Art. 4 – The Company is authorized to increase its capital stock up to the limit of 700,000,000 (seven hundred million) shares, either common or preferred. The Board of Directors is the body in charge to decide about the increase and the resulting issuance of new share within the limit authorized.

Paragraph 1º - There is no obligatoriness in keeping proportion between the number of shares of each class, when increasing capital. It is necessary to observe, however that the number of preferred shares, nonvoting or with restricted voting rights, may not surpass 2/3 of shares issued.

Paragraph 2º - Shareholders will have pre-emptive rights for underwriting in case of capital increase, in the proportion of number of shares held. By decision of the Board of Directors, may be excluded the pre-emptive rights in the issuance of shares, debentures convertible in shares and subscription bonus, placed for sale on the Stock Exchange or public subscription, shares exchange in takeover bid under articles 257 and 263 of the Corporate Law, as well as, enjoyment of tax incentives, under special regulations, as allows the article 172 of the Law 6.404/76.

SUBSCRIBED CAPITAL

Art. 5 – The subscribed capital stock, which is fully paid-in is R$6,575,479,854.14 (six billion, five hundred seventy five million, four hundred and seventy nine thousand, eight hundred fifty four Reais and fourteen cents) divided in 506,237,272 (five hundred six million, two hundred thirty seven thousand and two hundred seventy two) shares, of which 168,819,870 (one hundred sixty eight million, eight hundred nineteen thousand and eight hundred seventy) common shares and 337,417,402 (three hundred thirty seven million, four hundred seventeen thousand and four hundred two) preferred shares, all of them book-entry, without par value.

Sole Paragraph – The shares will be held in trust account inside a financial institution that will work as agent for their holders, without issuance of certificates.

CHAPTER III - SHARES COMMON SHARES

Art. 6 – Each common share corresponds to one vote in the General Shareholders’ Meeting resolutions.

PREFERRED SHARES

Art. 7 – Preferred shares are nonvoting shares, except in cases foreseen in the articles 9 and 10 below, however, it is assured to them priority in capital reimbursement, without reward, and payment of dividend 10% (10 percent) higher than the one granted to each common share.

Sole Paragraph – It will be granted full voting to preferred shares, in case the Company does not pay the minimum dividend to its shareholders, for 3 (three) consecutive fiscal years, rights that will preserve until the payment date.

CHAPTER IV – GENERAL SHAREHOLDERS’ MEETING

Art. 8 – The General Shareholders’ Meeting shall be held: (i) on a regular basis, once a year, within the first 4 (four) months following the closing of each fiscal year, under the article 132 of the Law 6.404/76 and, (ii) on a special basis, whenever necessary, be it as a function of corporate interests, or due to a provision in the Bylaws, or when applicable legislation should require.

Sole Paragraph – The General Shareholders’ Meeting will be convened by the Board of Directors. The chairman is empowered to evidence the mentioned act.

Art. 9 – Subject to prior approval by the General Shareholders’ Meeting (i) the execution of insider contracts, whose terms and conditions are more onerous to the Company than the ones normally adopted by the market when signing contracts of the same nature. In any case, the established on the article 117 of the Law 6.404/76; and (ii) execution of management services agreements, including technical service with foreign linked to the Company’s controlling shareholder, in which cases the preferred shareholders will have voting shares

Sole Paragraph: In addition to the matters referred in the main section of this article, the preferred shares will have voting rights (i) to elect 1 (one) member to the Board of Directors, separate ballot, and (ii) in resolutions related to amendment to the Bylaws aiming to delete the election right, in separate ballot, by preferred shareholders of 1 (one) member of the Board of Directors.

Art. 10 – Without impairment of the § 1º, art. 115 belonged to the Law nº 6.404/76, preferred shareholders will have voting shares in resolutions, taken in Meetings, referred in the art. 9, as well as to those referred to amendment or defeasance of the following Bylaws provisions:

I - art. 9;

II - Sole paragraph of the art.11; and

III - art. 31.

Art. 11 – The General Shareholders’ Meetings will be chaired by the Chairman, who shall indicate the Secretary, within those present. In case of absence of the Chairman, the Company’s shareholders will choose the Chairman and the Secretary.

Sole Paragraph – In the assumptions of art. 136 of the Law nº 6.404/76, the first General Shareholders’ Meeting call notice shall be published, at least, 30 (thirty) days of antecedence and for the second call notice, at least10 (ten) days of antecedence.

Art. 12 – Only shareholders whose shares are registered in their name in the proper book, up to seventy-two (72) hours prior to the date scheduled for the respective Meeting, may participate and vote in the General Shareholders’ Meeting.

Paragraph 1º - The call notice may require that the presence of the shareholders in the Meeting be contingent upon deposit, in the Company’s headquarter, of proof of his/her/its qualifications as a shareholder, issued by the Company itself or by the depositary institutions of the Company’s shares, up to 72 (seventy-two) hours prior to the date scheduled for the General Shareholders’ Meeting.

Paragraph 2º - The call notice may also require that representation of the shareholder by a proxy in a Meeting be contingent upon deposit of the respective instrument of power at the Company’s headquarter, at least 72 (seventy-two) hours prior to the date scheduled for the General Shareholders’ Meeting.

CHAPTER V – MANAGEMENT OF THE COMPANY

Art. 13 – The Board of Directors and Executive Officers are responsible for the Company’s management with assignments granted by law and present Bylaws. The respective members will be elected for a 3 (three) years tenure, to which they may be re-elected, and released from offering security for the performance of their actions.

Paragraph 1o – All Board of Directors and Executive Officer members will take office through signature of the correspondent instrument, remaining in their respective offices up to actual take office of their successors.

Paragraph 2o – The General Shareholders’ Meeting shall set the overall remuneration of the Company’s officers, including benefits of any kind and entertainment allowances. The Board of Directors shall be responsible for allocating the latter remuneration among its members and Executive Officer members either.

Paragraph 3o – The General Shareholders’ Meeting may attribute to the Company’s officers a profit sharing, since complied with the provision in art.152, § 1o and § 2o of the Law 6.404/76, following proposal presented by the Executive Officer.

Paragraph 4º - The Company and its controlling shareholder shall maintain, throughout the term of concession and its term of renewal, actual existence, on Brazilian territory, of centers for resolution and implementation of strategic, management and technical decisions involved in the performance of concession agreement, to which the Company is a party.

BOARD OF DIRECTORS

COMPOSITION

Art. 14 - The Board of Directors shall be made up of at least five (5) and at most seventeen (17) members, all of them shareholders of the Company, elected and deposable from the body by the General Meeting, complied with the applicable legislation, including in this number the member elected by preferred shareholders on the terms of the provisions of the Sole Paragraph belonged to art. 9 of these Bylaws and the member elected by the minority shareholders, if applicable.

Sole Paragraph – The Board of Directors shall appoint, among its members, the Chairman or his/her substitute, in case of vacancy. The Board may appoint and/or dismiss as well the Vice-President.

SUBSTITUTION

Art. 15 – In event of impairment or absence of the Chairman, he/she shall be substituted by the Vice-Chairman, if any. In absence of the Vice-Chairman, the Chairman shall be substituted by another member of the Board indicated by him/her.

Paragraph 1º - In event of impairment or absence of any other member of the Board of Directors, the impeded or absent councilmember shall indicate, in writing, his/her substitute, among the other councilmembers, to represent him/her and resolve in the meeting to which he/she will not be able to attend, on the terms of provisions from Paragraph Three of the Article 19 of these Bylaws.

Paragraph 2º - The councilmembers who indicate representatives, as provided in the previous paragraph, shall be considered for all purposes as having attended the respective meeting.

Art. 16 – In case of vacancy, in councilmembers’ position, resulting in a number of members lower than provided in Art. 14 above, a General Shareholders’ Meeting shall be called to elect the substitutes.

INCUMBENCIES

Art. 17 – It is competence of the Board of Directors:

I - set the general guidelines for the Company’s business;

II- approve the Company’s budget and annual business plan;

III - convene the General Shareholders’ Meeting;

IV - approve the Company’s financial statements and management report, submitting them to the General Shareholders’ Meeting;

V - elect or dismiss, at any time, the councilmembers, establishing their attributions, complying with legal and statutory provisions;

VI - monitor directors’ management, examining, at any time, the Company’s books, request any information on agreements executed or that are about to be executed, or any other acts;

VII – approve the Company’s internal rulings, defining its organizational structure and detailing the respective incumbencies, complying with legal and statutory provisions;

VIII - approve and amend the internal rules of the Board of Directors;

IX - decide about issuance of share by the Company, involving capital increase, within the limit of capital authorized, defining the terms and conditions of such issuance;

X - decide about subscription bonus issuance;

XI - decide, as delegated by the General Shareholders’ Meeting, as to the issuance of debentures by the Company: (i) timing of the issuance, (ii) time and conditions for maturity, amortization or redemption, (iii) time and conditions for payment of interest, for profit sharing and for reimbursement premium, if any, (iv) form of subscription or placement, and (v) type of debentures; XII - decide as to the issuance of not convertible debentures, of unsecured type and without real guaranties;

XIII - decide as to the issuance of promissory notes for public distribution (“Commercial Papers”) and as to the submitting the Company’s shares to a system of deposit for trading of the respective certificates (“Depositary Receipts”);

XIV - authorize the acquisition of shares issued by the Company, for cancellation or custody in the Treasury for subsequent sale;

XV - authorize the sale of real estate property and assets that are directly linked to public telecommunication services, when operative, as well as constitution of mortgage encumbrances and granting of guarantees for liabilities of third parties;

XVI - approve the assumption of any obligation not provided for in the Company’s budget for an amount greater than two hundred and fifty million Reais (R$ 250,000,000.00);

XVII - authorize the execution of agreements, not provided for in the Company’s budget, for an amount greater than two hundred and fifty million Reais (R$ 250,000,000.00);

XVIII - approve investments and acquisition of assets, not provided for in the Company’s budget, for an amount greater than two hundred and fifty million Reais (R$ 250,000,000.00);

XIX - authorize the acquisition of equity participation on a permanent basis in other companies and the encumbrance or sale of equity participation;

XX - approve the distribution of interim dividends;

XXI - choose or remove the independent auditors;

XXII - indicate or dismiss the Chief Internal Auditor;

XXIII - approve the jobs and compensation plan, the Company’s rules and workforce, as well as the terms and conditions for collective labor agreements to be executed with unions representing the Company’s employees’ categories and adherence to the policy of, or disassociation from, pension plans.

Sole Paragraph – The sale of real estate property and assets linked to the providing of public telecommunication services, when operative, shall be approved by the Board of Directors case by case; the sale of other assets of the Company, including those related to public telecommunication services that are deactivated and/or inoperable, shall observe the limits, forms and levels of authorization established by an internal normative instrument approved by the Board of Directors, to be implemented by the Executive Officer.

Art. 18 - The specific attributions of the Chairman are: (a) represent the Board of Directors in the General Shareholders’ Meetings; (b) chair the General Shareholders’ Meetings and choose the Secretary among those presents; and (c) convene and chair the meetings of the Board of Directors.

MEETINGS

Art. 19 - The Board of Directors shall meet, (i) on a regular basis, once every three months, and (ii) on a special basis, by calling notice from its Chairman, with minutes being drawn up on its resolutions.

Paragraph 1º - The meetings of the Board shall be called for in writing, at least forty-eight (48) hours in advance and the calling notice shall indicate the agenda and matters to be discussed in the relevant meeting.

Paragraph 2º - The Board of Directors shall resolve by majority vote, provided the majority of its members in office are present, with the Chairman having, in addition to his/her regular vote, the casting vote in the event of a tie.

Paragraph 3º - Any member of the Board may be represented by another councilmember in meetings to which he/she is not able to attend, provided the instrument of delegation of representation is drawn up in writing and signed.

EXECUTIVE OFFICERS

COMPOSITION

Art. 20 – The Executive officers shall be made up of at least three (3) and at most fifteen (15) members, who may or not be shareholders, who are resident in Brazil, to be elected by the Board of Directors, as follows: (a) Chief Executive Officer; (b) General Executive Officer for Fixed Telephony; (c) Director of Finance and Investor Relations Executive Officer; (d) Other Directors without specific assignment.

Paragraph One – the Board of Directors, which can establish as well specific assignment for the referred offices, will define individual attributions of Directors without specific assignment.

Paragraph Two – One same Director may be elected to accumulate attributions of more than one office on the Executive officers.

Art. 21 – In the event of absences or temporary impediments, it shall be incumbent upon the Chief Executive Officer to designate among the members of the Executive officers his/her substitute as well as of the substitutes for the Directors. In the event of a vacancy in an Executive officers office, the respective substitution shall be resolved by the Board of Directors.

COLLEGIATE AUTHORITY OF THE EXECUTIVE OFFICER AND REPRESENTATION OF THE COMPANY

Art. 22 - The Executive Officer is the body for active and passive representation of the Company, with the body and its members performing all the acts that are necessary and convenient for the management of corporate business. It is incumbent upon the Executive Officer, collectively, the following:

I. to propose to the Board of Directors the Company’s general plans and programs, specifying the investment plans for expansion of the operating plant;

II. to submit for approval of the Board of Directors the sale or encumbrance of real estate property owned by the Company, and of assets that are linked directly with providing public telecommunication services, when operative, as well as authorize, within the limits established by the Board of Directors in an internal normative instrument, the sale or encumbrance of other permanent assets, including those linked to public telecommunication services that may be deactivated or inoperable;

III. to prepare the financial statements, results for the fiscal year and dividend allocation proposal, including interim dividends, as well as the application of excess funds, to be submitted for examination by the Audit Committee, Independent Auditors and Board of Directors;

IV. whenever applicable, perform the following acts, within the limits set by the Board of Directors: (a) ratify the purchase of materials and equipment and the contracting of assets, construction and services; (b) ratify the sale of current assets; and (c) authorize the contracting by the Company of financing and loans; and

V. to approve the execution of other agreements not mentioned above, according to the limits established by the Board of Directors.

Paragraph 1º - The resolutions of the Executive Officers shall be taken by majority vote, provided the majority of its members are present, with the President having, in addition to his/her regular vote, the casting vote in the event of a tie.

Paragraph Two – With due regard to provisions of these Bylaws, in order to bind the Company it is necessary to obtain (i) the joint signature of 2 (two) statutory directors, except in emergencies, when the individual signature of the Chief Executive Officer shall be permitted, subject to the approval of the Executive Officer, pursuant to the provisions of article 23, A-5; (ii) the signature of 1 (one) statutory director jointly with 1 (one) Attorney-in-Fact; or (iii) the signature of 2 (two) Attorneys-in-Fact jointly, provided they are vested with specific powers.

Paragraph Three – Powers of attorney granted in the name of the Company shall always be executed by two (2) Directors, specifying the powers granted and, except for those granted for legal purposes, must have a maximum term of effectiveness of one (1) year.

INCUMBENCIES OF THE EXECUTIVE OFFICERS

Art. 23 – The following are specific incumbencies of the Executive Officer members:

A- CHIEF EXECUTIVE OFFICER:

1. To represent the Company in and out of court, before shareholders and general public, being able to appoint attorneys-in-fact together with another Executive Officer and appoint representatives, as well as to delegate incumbencies to the other Executive Officers for implementation of specific acts;

2. To follow up and supervise implementation of resolutions determined by the Board of Directors;

3. To establish guidelines and supervise all Company’s activities, in special law activities, internal audit, institutional policy, internal and external communication, sponsorships and development of the Company’s image defining its operating strategy;
4. To call meetings of the Executive Officers;
5. To perform emergency acts “ad referendum” of the Executive Officers;
6. To carry out other assignments that are determined by the Board of Directors;

B – GENERAL EXECUTIVE OFFICER FOR FIXED TELEPHONY:

1. To manage, coordinate and supervise the Company’s operating activities, that may be attributed, to the General Executive Officer for Fixed Telephony, by the Board of
Directors;
2. To delegate, when necessary, to other Directors, incumbencies for practice of specific acts;
3. To represent the Company as established in the current bylaws; and
4. To carry out other assignments that are determined by the Board of Directors.

C – DIRECTOR OF FINANCE AND INVESTOR RELATIONS EXECUTIVE OFFICER:

1. Establish guidelines and supervise the Company’s activities in the economic-finance, accounting areas and management of securities issued by the Company, as well as supervise the management of complementary pension fund;

2. To represent the Company before the Securities Commission –CVM, Stock Exchanges and other inspection agencies of the securities market;

3. To delegate, when necessary, incumbencies to other Directors related to the practice of specific acts;

4. To represent the Company as established in the current bylaws; and

5. To carry out other assignments that are determined by the Board of Directors;

D – DIRECTORS WITHOUT SPECIFIC ASSIGNMENTS:

1. To carry out the position and individual assignment determined by the Board of Directors;

2. To sign together with another statutory director documents and acts that claim signature of two directors; and

3. To represent the Company as established in the current bylaws.

CHAPTER VI – AUDIT COMMITTEE

Art. 24 – The Audit Committee, operating on a permanent basis, shall be made up of at least three (3) and at most five (5) regular members and an equal number of deputy members.

Paragraph One – The remuneration of the Audit Committee members, in addition to the reimbursement of travel and lodging expenses for performance of the function, shall be set by the General Shareholders’ Meeting that elects the members and may not be less than, for each member in office, ten percent of that attributed on average to each Executive Officer, without computing benefits of any nature, entertainment allowances or profit sharing.

Paragraph Two – In the event of a vacancy for an office of the Audit Committee, the substitute shall be the respective deputy. If there is vacancy in the majority of the offices, a general shareholders’ meeting shall be called in order to elect the substitutes.

Paragraph Three – The Audit Committee shall meet (i) on a regular basis, once every quarter, and (ii) on a special basis, by calling notice from the Chairperson of the Board of Directors, or from two (2) members of the Audit Committee, with minutes being drawn up for its resolutions.

Paragraph Four – The meetings of the Audit Committee shall be called for in writing at least forty-eight (48) hours in advance, with the calling notice showing the agenda and a list of the matters to be discussed during the relevant meeting.

CHAPTER VII - FISCAL YEAR AND FINANCIAL STATEMENTS

FISCAL YEAR

Art. 25 – The fiscal year shall coincide with the calendar year, with balance sheets being prepared annually, six-monthly or quarterly.

ALLOCATION OF PROFITS

Art. 26 – Together with the financial statements, the Board of Directors shall submit to the General Shareholders’ Meeting a proposal on (i) profit sharing by the employees and officers and (ii) full allocation of net income.

Paragraph One – From the net income for the fiscal year: (i) 5% (five percent) shall be allocated to the legal reserve, aiming to ensure the physical integrity of capital stock, limited to 20% (twenty percent) of paid-in capital stock; (ii) 25% (twenty-five percent) of net income, adjusted according to chapters II and III of Article 202 of Law No. 6404/76, will be mandatory distributed as a minimum compulsory dividend to all shareholders and (iii) the remaining balance, after complying with all provisions contained in the previous items of this article, shall be allocated according to resolution by the General Shareholders’ Meeting, based on a proposal from the Board of Directors included in the financial statements. In the event that the profit reserves exceed the capital stock, the General Shareholders’ Meeting shall resolve either for the application of the excess in paying in or increasing capital stock, or in paying additional dividends to the shareholders.

Paragraph Two – Dividends that remain unclaimed over a period of 3 (three) years, counting from the date of resolution of their distribution, shall revert in favor of the Company.

Art. 27 - The Company may declare, by resolution of the Board of Directors, dividends: (i) on account of profit assessed in six-monthly balance sheets, (ii) on account of profit assessed in quarterly balance sheets, provided the total dividends paid in each half of the fiscal year does not exceed the amount of capital reserves addressed in the Paragraph One of Article 182 of Law 6404/76, or (iii) on account of retained earnings or profit reserves shown in the last annual or six-monthly balance sheet.

Sole Paragraph – Interim dividends distributed on the terms of this article shall be ascribed to the minimum compulsory dividend.

Art. 28 - By resolution of the Board of Directors, and with due regard for legal provisions, the Company may pay to its shareholders interest on equity, which may be ascribed to the minimum compulsory dividend, subject to approval by the general shareholders’ meeting.

CHAPTER VIII – GENERAL PROVISIONS

Art. 29 - The Company shall go into liquidation in the cases provided for by law, it being incumbent upon the General Shareholders’ Meeting to determine the form of liquidation and to appoint the liquidator.

Art. 30 - Approval by the Company, through its representatives, of amalgamation, spin-off, merger or dissolution of its controlled subsidiaries shall be preceded by an economic and financial analysis by an independent Company, renowned internationally, confirming that equitable treatment is being given to all the interested companies, the shareholders of which shall have full access to the report on such analysis.

Art. 31 - For all contingencies that are not covered in these Bylaws, the Company shall be governed by applicable law.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELESP HOLDING COMPANY

Date:	November 11, 2008	By:	/s/ Norair Ferreira do Carmo
		Name:	Norair Ferreira do Carmo
		Title:	Investor Relations Director